SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT OF
REPUBLIC OF SOUTH AFRICA
(Name of Registrant)

Date of end of last fiscal year: March 31, 2008
SECURITIES REGISTERED*
(As of the close of the fiscal year)

Amounts as to
	which	Names of
	registration	exchanges on
Title of Issue	is effective	which registered
N/A	N/A	N/A
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
Jeffrey C. Cohen, Esq.
Linklaters LLP
1345 Avenue of the Americas
New York, NY 10105

*	The Registrant is filing this annual report on a voluntary basis.

SIGNATURE
EXHIBIT INDEX
EX-1.1
EX-4.1
EX-5.3
EX-5.4
EX-8.1
EX-24.3
EX-24.4
EX-99.2

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, Republic of South Africa, has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Pretoria, South Africa, on the 10th day of September 2009.
REPUBLIC OF SOUTH AFRICA

By	/s/ Lungisa Fuzile Lungisa Fuzile
Attorney-in-fact for Pravin Gordhan Minister of Finance
National Treasury
Republic of South Africa

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Explanatory Note
     This amendment to the Annual Report on Form 18-K (the “Annual Report”) of the Republic of South Africa (the “Republic”) for the fiscal year ended March 31, 2008 consists of the following exhibits relating to the global bond offering of $500,000,000 aggregate principal amount of the Republic’s 6.875% Notes due 2019 (the “Notes”):

Exhibit 1.1	Conformed copy of the Pricing Agreement, dated August 26, 2009, among the Republic of South Africa and Barclays Capital Inc. and J. P. Morgan Securities Inc., as representatives for the several underwriters listed in Schedule I thereto

Exhibit 4.1	Form of 6.875% Note due 2019

Exhibit 5.3	Opinion of Enver Daniels, the Chief State Law Adviser of the Republic of South Africa

Exhibit 5.4	Opinion of Linklaters LLP

Exhibit 8.1	Tax Opinion of Linklaters LLP

Exhibit 24.3	Power of Attorney, dated August 26, 2009

Exhibit 24.4	Power of Attorney, dated August 26, 2009

Exhibit 99.2	Itemized list of estimated expenses incurred or borne by or for the account of the Republic of South Africa in connection with the sales of the Notes
     This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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EXHIBIT INDEX

Exhibit	Description

1.1	Conformed copy of the Pricing Agreement, dated August 26, 2009, between the Republic of South Africa and Barclays Capital Inc. and J. P. Morgan Securities Inc., as representatives for the several underwriters listed in Schedule I thereto

4.1	Form of 6.875% Note due 2019

5.3	Opinion of Enver Daniels, the Chief State Law Adviser of the Republic of South Africa

5.4	Opinion of Linklaters LLP

8.1	Tax Opinion of Linklaters LLP

24.3	Power of Attorney, dated August 26, 2009

24.4	Power of Attorney, dated August 26, 2009

99.2	Itemized list of estimated expenses incurred or borne by or for the account of the Republic of South Africa in connection with the sales of the Notes

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